Exhibit 12.1

HD SUPPLY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio data)

	Fiscal year ended(1)
	February 3, 2013	February 3, 2013	January 29, 2012	January 30, 2011	January 31, 2010
Income (loss) from continuing operations before provision (benefit) for income taxes	$(147)	$(1,193)	$(483)	$(586)	$(679)
Add:
Interest expense	528	658	639	623	602
Portion of rental expense under operating leases deemed to be the equivalent of interest	47	43	47	48	51
Adjusted earnings	$428	$(492)	$203	$85	$(26)
Fixed charges:
Interest expense	$528	$658	$639	$623	$602
Portion of rental expense under operating leases deemed to be the equivalent of interest	47	43	47	48	51
Total fixed charges	$575	$701	$686	$671	$653
Ratio of earnings to fixed charges(2) (3)

(1)          The fiscal year ended February 3, 2013 includes 53 weeks. All other fiscal years reported include 52 weeks.

(2)          For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges.  Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of debt issuance cost, amortization of the THD Guarantee and the portion of rental expense representative of the interest factor.

(3)          For fiscal years ended February 2, 2014, February 3, 2013, January 29, 2012, January 30, 2011, and January 31, 2010, our earnings were insufficient to cover fixed charges by $147 million, $1,193 million, $483 million, $586 million, and $679 million, respectively.